United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VTTI Energy Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y9384M101

(CUSIP Number)

Robert Nijst

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

+44 20 3772 0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. Y9384M101	Page 1 of 17 Pages

1	Names of Reporting Persons Buckeye Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person PN

13D

CUSIP No. Y9384M101	Page 2 of 17 Pages

1	Names of Reporting Persons Buckeye Raritan Bay Terminal LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person OO (limited liability company)

13D

CUSIP No. Y9384M101	Page 3 of 17 Pages

1	Names of Reporting Persons Buckeye North Sea Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person OO (Netherlands Coöperatief)

13D

CUSIP No. Y9384M101	Page 4 of 17 Pages

1	Names of Reporting Persons Vitol Holding B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person CO

13D

CUSIP No. Y9384M101	Page 5 of 17 Pages

1	Names of Reporting Persons Martank B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person CO

13D

CUSIP No. Y9384M101	Page 6 of 17 Pages

1	Names of Reporting Persons VIP Terminals Finance B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person CO

13D

CUSIP No. Y9384M101	Page 7 of 17 Pages

1	Names of Reporting Persons VIP Terminals Holding B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person CO

13D

CUSIP No. Y9384M101	Page 8 of 17 Pages

1	Names of Reporting Persons VTTI B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person CO

13D

CUSIP No. Y9384M101	Page 9 of 17 Pages

1	Names of Reporting Persons VTTI MLP Partners B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,295,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,295,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.0%
14	Type of Reporting Person CO

13D

CUSIP No. Y9384M101	Page 10 of 17 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) of VTTI Energy Partners LP, a Marshall Islands limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 25-27 Buckingham Palace Road, London, SW1W 0PP, United Kingdom.

Item 2.	Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Buckeye Partners, L.P. (“Buckeye”);

(2)	Buckeye Raritan Bay Terminal LLC (“Buckeye Terminal”);

(3)	Buckeye North Sea Coöperatief U.A. (“Buckeye North Sea”);

(4)	Vitol Holding B.V. (“Vitol”);

(5)	Martank B.V. (“Martank”);

(6)	VIP Terminals Finance B.V. (“VIP Finance”);

(7)	VIP Terminals Holding B.V. (“VIP”);

(8)	VTTI B.V. (“VTTI”); and

(9)	VTTI MLP Partners B.V. (“MLP Partners”).

Buckeye and Buckeye Terminal are each organized under the laws of Delaware. Each of the other Reporting Persons is organized under the laws of the Netherlands. The business address of Buckeye and Buckeye Terminal is One Greenway Plaza, Suite 600, Houston, TX 77046. The business address of Buckeye North Sea is Hoofdweg 52A, 3067 GH Rotterdam, The Netherlands. The business address of each of the other Reporting Persons is K.P. van der Mandelelaan 130, 3062 MB Rotterdam, The Netherlands. The principal business of each Reporting Person is to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale.

Information with respect to the directors and executive officers of Vitol, Martank, VIP Finance, VIP, VTTI and MLP Partners (collectively, the “Related Persons”) including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is set forth on Schedule I to this Schedule 13D, which is incorporated herein by reference.

During the past five years, none of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Related Persons, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

13D

CUSIP No. Y9384M101	Page 11 of 17 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the closing of the Issuer’s initial public offering (the “IPO”), and pursuant to the Contribution Agreement (as defined below), the Issuer issued 20,125,000 Common Units to MLP Partners as partial consideration for the Issuer’s acquisition of certain terminaling and related infrastructure assets from VTTI. MLP Partners subsequently sold the 20,125,000 Common Units to the public for approximately $422,625,000 in gross proceeds.

On August 8, 2016, MLP Partners purchased 1,295,336 Common Units in an underwritten public offering at a price of $19.30 per Common Unit. The purchase of the Common Units by MLP Partners was funded by a drawdown on VTTI’s credit facility and subsequent contribution of funds to MLP Partners for purposes of the purchase.

In connection with the VTTI Energy Partners 2014 Long-Term Incentive Plan (the “LTIP”), the Issuer has issued an aggregate of 600,720 Common Units to Stichting Administratiekantoor VTTI, a foundation incorporated under the laws of the Netherlands (the “Foundation”) in consideration for the Foundation’s promise to subsequently issue depositary receipts with respect to Common Units to be held in trust by the Foundation and distribution equivalent rights to certain employees, consultants and directors of the VTTI Energy Partners GP LLC (the “General Partner”) and its affiliates.

Item 4.	Purpose of Transaction.

Contribution Agreement

On August 6, 2014, the Issuer, VTTI, MLP Partners, the General Partner, VTTI MLP Holdings Ltd and VTTI MLP B.V. entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) pursuant to which the Issuer issued (i) 20,125,000 Common Units to MLP Partners, (ii) 20,125,000 subordinated units representing limited partnership interests (the “Subordinated Units”) to MLP Partners, and (iii) 821,429 general partner units representing general partner interests (“General Partner Units”) to the General Partner in exchange for certain terminaling and related infrastructure assets from VTTI.

Partnership Agreement

On August 6, 2014, the Issuer, the General Partner and MLP Partners and the other parties thereto entered into the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”).

Management by the General Partner

The Partnership Agreement gives the General Partner the exclusive power to direct and manage all activities of the Issuer. As a result, the Issuer is managed by the board of directors and executive officers of the General Partner. MLP Partners is the sole member of the General Partner, and in such capacity has the ability to elect the directors of the General Partner.

13D

CUSIP No. Y9384M101	Page 12 of 17 Pages

Registration Rights

Under the Partnership Agreement, and subject to certain exceptions, the Issuer granted the General Partner and any of its affiliates, including the Reporting Persons, demand registration rights with respect to any Common Units, Subordinated Units or General Partner Units proposed to be sold by the General Partner or its affiliates. These rights will expire two years after any withdrawal or removal of the General Partner as the general partner of the Issuer.

Limited Call Right

In addition, pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates, including the Reporting Persons, own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the current market price as of the date three days prior to the date that notice is mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date that notice is first mailed.

Conversion of Subordinated Units to Common Units

The Partnership Agreement also provides that the Subordinated Units shall convert into Common Units on a one-for-one basis at the early of (a) the first business day following a quarterly cash distribution to the Issuer’s limited partners after September 30, 2017, provided that the Issuer has made the required minimum quarterly cash distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date and the Adjusted Operating Surplus (as defined in the Partnership Agreement) for the same period equaled or exceeded the minimum quarterly cash distribution; (b) the first business day following a quarterly cash distribution to the Issuer’s limited partners after September 30, 2015, provided that the Issuer has made a cash distribution that exceeded the minimum quarterly cash distribution by at least 150% for each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date and the Adjusted Operating Surplus for the same period exceeded the minimum quarterly cash distribution by at least 150%; or (c) the date on which the General Partner is removed without cause and no units held by the General Partner or its affiliates are voted in favor of such removal.

Unit Purchase Proposal

On March 2, 2017, VTTI announced that it had submitted a non-binding proposal (the “Unit Purchase Proposal”) to acquire all of the outstanding common units of the Issuer not already owned by MLP Partners at a cash purchase price of $18.75 per Common Unit. The Unit Purchase Proposal is subject to the terms and conditions as described therein.

The foregoing descriptions of the Contribution Agreement, the Partnership Agreement and the Unit Purchase Proposal do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Scheduled 13D, and are incorporated by reference herein.

13D

CUSIP No. Y9384M101	Page 13 of 17 Pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or the General Partner may engage in discussions with the unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: the transactions contemplated by the Unit Purchase Proposal; a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 25,975,720 Common Units outstanding as of March 1, 2017 following the issuance of 380,220 Common Units by the Issuer on February 21, 2017 to the Foundation pursuant to the LTIP.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Buckeye Partners, L.P.	1,896,056	7.3%	0	1,896,056	0	1,896,056
Buckeye Raritan Bay Terminal LLC	1,896,056	7.3%	0	1,896,056	0	1,896,056
Buckeye North Sea Coöperatief U.A.	1,896,056	7.3%	0	1,896,056	0	1,896,056
Vitol Holding B.V.	1,896,056	7.3%	0	1,896,056	0	1,896,056
Martank B.V.	1,896,056	7.3%	0	1,896,056	0	1,896,056
VIP Terminals Finance B.V.	1,896,056	7.3%	0	1,896,056	0	1,896,056
VIP Terminals Holding B.V.	1,896,056	7.3%	0	1,896,056	0	1,896,056
VTTI B.V.	1,896,056	7.3%	0	1,896,056	0	1,896,056
VTTI MLP Partners B.V.	1,295,336	5.0%	0	1,295,336	0	1,295,336

13D

CUSIP No. Y9384M101	Page 14 of 17 Pages

MLP Partners is the record holder of 1,295,336 Common Units, and the Foundation is the record holder of 600,720 Common Units.

Buckeye is the sole member of Buckeye Terminal, which is the majority shareholder of Buckeye North Sea. Vitol is the sole shareholder of Martank, which is a 50% shareholder of VIP Finance and maintains the right to elect a majority of the board of VIP Finance. Buckeye North Sea and VIP Finance are the sole shareholders of VIP, which is the sole shareholder of VTTI, which is the sole shareholder of MLP Partners. Buckeye is a publicly traded entity listed on the New York Stock Exchange. Vitol has a management board whose directors are Guy Richard Skern, Andries Pieter Eeltink and William Dennis Laneville and a supervisory board whose directors are Ian Roper Taylor, David Bernard Fransen, Russell David Hardy, Kho Hui Meng and Miguel Angel Loya. As a result, each of VTTI, VIP, VIP Finance, Buckeye North Sea, Martank, Buckeye Terminal, Buckeye and Vitol may be deemed to share beneficial ownership over the Common Units held of record by MLP Partners. Each such entity or individual disclaims any such beneficial ownership.

VTTI has the power to appoint the members of the board of directors of the Foundation, which has the power to vote and dispose of the Common Units held by the Foundation. As a result, each of VTTI, VIP, VIP Finance, Buckeye North Sea, Martank, Buckeye Terminal, Buckeye and Vitol may be deemed to share beneficial ownership over the Common Units held of record by the Foundation.

(c)	Except as described in this Item 5, during the past 60 days none of the Reporting Persons or, to the Reporting Persons’ knowledge, Related Persons has effected any transactions in the Common Units.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Contribution Agreement, the Partnership Agreement and the Unit Purchase Proposal, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

13D

CUSIP No. Y9384M101	Page 15 of 17 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	First Amended and Restated Agreement of Limited Partnership of VTTI Energy Partners LP (incorporated by reference to Exhibit 1.2 to the Issuer’s Annual Report on Form 20-F, filed on April 30, 2015).

3	Contribution, Conveyance and Assumption Agreement, dated as of August 6, 2014, by and among VTTI B.V., VTTI MLP Partners B.V., VTTI Energy Partners GP LLC, VTTI Energy Partners LP, VTTI MLP Holdings Ltd and VTTI MLP B.V. (incorporated by reference to Exhibit 4.2 to the Issuer’s Annual Report on Form 20-F, filed on April 30, 2015).

13D

CUSIP No. Y9384M101	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2017

Buckeye Partners, L.P.

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel and Secretary

Buckeye Raritan Bay Terminal LLC

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel and Secretary

Buckeye North Sea Coöperatief U.A.

By:	/s/ Keith E. St.Clair
Name:	Keith E. St.Clair
Title:	Managing Director A

By:	/s/ Richard Ivo Larry van Dijk
Name:	Richard Ivo Larry van Dijk
Title:	Managing Director B

Vitol Holding B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ Andries P. Eeltink
Name:	Andries P. Eeltink
Title:	Managing Director

13D

CUSIP No. Y9384M101	Page 17 of 17 Pages

Martank B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

VIP Terminals Finance B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ James Cemm
Name:	James Cemm
Title:	Managing Director

VIP Terminals Holding B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ Paul Tulling
Name:	Paul Tulling
Title:	Managing Director

VTTI B.V.

By:	/s/ Robert Abbott
Name:	Robert Abbott
Title:	Managing Director

VTTI MLP Partners B.V.

By:	/s/ Robert Abbott
Name:	Robert Abbott
Title:	Managing Director

SCHEDULE I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is K.P. van der Mandelelaan 130, 3062 MB Rotterdam, The Netherlands.

Vitol Holding B.V.

Supervisory Board

Name	Present Principal Occupation or Employment	Citizenship
Ian Roper Taylor	Vitol Chairman and Group Chief Executive Officer	United Kingdom
David Bernard Fransen	Vitol Group Director	United Kingdom
Russell David Hardy	Vitol Chief Executive Officer EMEA	United Kingdom
Kho Hui Meng	Vitol Director Asia	Singapore
Miguel Angel Loya	Vitol Director Americas	United States

Management Board

Name	Present Principal Occupation or Employment	Citizenship
Guy Richard Skern	Vitol Operations Manager	The Netherlands
Andries Pieter Eeltink	Vitol Team Leader Indirect Tax	The Netherlands
William Dennis Laneville	Vitol Group Financial Controller	United States

Martank B.V.

Name	Present Principal Occupation or Employment	Citizenship
Jacobus Gerardus Sterken	Vitol Head of Corporate Tax	The Netherlands
Guy Richard Skern	Vitol Operations Manager	The Netherlands

VIP Terminals Finance B.V.

Name	Present Principal Occupation or Employment	Citizenship
James William Cemm	Executive Director, IFM Investors	Australian
Guy Richard Skern	Vitol Operations Manager	The Netherlands
Andries Pieter Eeltink	Vitol Team Leader Indirect Tax	The Netherlands

VIP Terminals Holding B.V.

Management Board

Name	Present Principal Occupation or Employment	Citizenship
Guy Richard Skern	Vitol Operations Manager	The Netherlands
Paul Jacobus Tulling	Independent Corporate Advisor	The Netherlands

VTTI B.V.

Supervisory Board

Name	Present Principal Occupation or Employment	Citizenship
Christopher Paul Bake	Director of VTTI B.V.	The Netherlands
Javed Ahmed	Director of VTTI B.V.	United Kingdom
Keith St.Clair	Director of VTTI B.V.	United States
Khalid Muslih	Director of VTTI B.V.	United States
Todd J. Russo	Director of VTTI B.V.	United States
James Cemm	Director of VTTI B.V.	Australia

Management Board

Name	Present Principal Occupation or Employment	Citizenship
Robert Nijst	Chief Executive Officer of VTTI B.V.	The Netherlands
Rob Abbott	Chief Financial Officer of VTTI B.V.	United Kingdom
Rubel Yilmaz	Head of Business Development and Strategy of VTTI B.V.	The Netherlands

VTTI MLP Partners B.V.

Management Board

Name	Present Principal Occupation or Employment	Citizenship
Robert Nijst	Chief Executive Officer of VTTI B.V.	The Netherlands
Rob Abbott	Chief Financial Officer of VTTI B.V.	United Kingdom
Rubel Yilmaz	Head of Business Development and Strategy of VTTI B.V.	The Netherlands